ACADEMY SPORTS AND OUTDOORS, INC.

1800 North Mason Road
Katy, Texas 77449

December 22, 2022

VIA EDGAR

Robert Shapiro
Lyn Shenk
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Academy Sports and Outdoors, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2022
Filed March 29, 2022
Form 10-Q for the Fiscal Quarter Ended July 30, 2022
Filed September 7, 2022
File No. 001-39589

Dear Mr. Shapiro and Ms. Shenk:

On behalf of Academy Sports and Outdoors, Inc. (“Academy,” the “Company” or “we”), we are responding to the comment letter, dated December 14, 2022, we received from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Securities and Exchange Commission (“SEC”).  To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended January 29, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
2021 (52 weeks) Compared to 2020 (52 weeks)
Net Sales, page 50

1.
We note that you disclose the increase in net sales “was driven by an increase in both transactions and average ticket.” Please quantify the amount attributable to changes in volume of goods sold and changes in pricing. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and undertakes to include the requested quantification in future SEC filings to the extent the Company’s income statement presents material changes from period to period in our net sales.

Securities and Exchange Commission	December 22, 2022
Division of Corporation Finance
By way of example, using the Company’s Form 10-K for the fiscal year ended January 29, 2022 as a model, in future filings we intend to include the following disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” to the extent the Company’s income statement presents material changes from period to period in our net sales (additions to existing language are underlined):

Net Sales. Net sales increased $1,083.9 million, or 19.1%, in 2021 over the prior year as a result of increased comparable sales of 18.9% and strong sales performances across all of our merchandise divisions. The increase in sales, which included no new stores, was driven by an increase in both transactions of 12.0% and average ticket of 6.2%.

Form 10-Q for the Fiscal Quarter Ended July 30, 2022

Non-GAAP Measures
Adjusted EBITDA and Adjusted EBIT, page 31

2.
Please explain to us why you believe adjusting for pre-opening costs is appropriate considering your growth strategy is based on the opening of new stores, and these costs would appear to be normal, recurring cash operating expenses necessary for your core operations. We note you have opened two new stores and intend to open nine stores in 2022. Refer to Question 100.01 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, we will no longer include adjustments for pre-opening costs/expenses in presentations of our Non-GAAP measures Adjusted EBITDA and Adjusted EBIT in materials furnished to or filed with the SEC. We plan to implement this revision beginning with reports of our results for the period ending January 28, 2023, at which point we also expect to recast Adjusted EBITDA and Adjusted EBIT for prior periods to conform to current year presentations in all future such materials.

*          *          *

Securities and Exchange Commission	December 22, 2022
Division of Corporation Finance
Should you have any further questions on the above, please do not hesitate to contact me at (281) 646-5092 or by email at michael.mullican@academy.com.

Sincerely,

/s/ Michael Mullican
Michael Mullican
Chief Financial Officer

cc:	Rene Casares, SVP, General Counsel & Corporate Secretary
Hillary Holmes, Gibson, Dunn & Crutcher LLP